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Exhibit 99.1

news release	FALCONBRIDGE LIMITED

FALCONBRIDGE LIMITED AND SMSP AGREE TO TERMS FOR DEVELOPMENT
OF KONIAMBO NICKEL PROJECT

TORONTO, December 23, 2005 — Falconbridge Limited (TSX:FAL.LV)(NYSE:FAL) announced today that it has reached an agreement on the financing of the Koniambo nickel project with Societe Miniere du Sud Pacifique S.A. (SMSP), its partner in the Koniambo nickel project in New Caledonia.

Financing Terms

"This framework will allow the joint venture between Falconbridge and SMSP to be formalized and the next phase of the project to commence," said Aaron Regent, President of Falconbridge Limited. "The project is now in a position where the requirements to allow the project to proceed are now completed or will be completed by the end of the year."

Under the terms of the financing agreement:

  •
  The common equity ownership of Koniambo remains at 51% (SMSP) and 49% (Falconbridge);

  •
  Falconbridge has agreed to assume responsibility for financing of up to 100% of the project;

  •
  Cash generated by the project will be exclusively dedicated to debt retirement prior to shareholder distributions;

  •
  The capital cost to be financed is US$2.2 billion (in 2004 dollars). This excludes working capital and interest during construction.

Comment from the French State

In a press release published earlier today, the Ministry of Overseas Territories of the French Republic (Ministere de l'Outre-Mer de la Republique Francaise), through the voice of Minister Francois Baroin, said it was pleased by the announcement of the Board of the SMSP that it had adopted a series of decisive deliberations concerning the construction of a plant in the North following Falconbridge's proposal. "I am pleased by this very important announcement which materializes the willingness of the partners to undertake this project," said the Minister. "This is a good occasion for the State to reiterate its commitment, along with the North Province, for the realization of its economic project."

Bercy Accord

Under the terms of the Bercy Accord, Falconbridge and its joint venture partner, SMSP, will hold a 49% and 51% interest, respectively, in the Project when two conditions are met:

1)
the completion of a positive technical feasibility study;

2)
placement of firm orders of at least US$100 million for equipment and services relating to the project.

These conditions must be met before the Bercy Accord deadline of January 1, 2006. The Entity that currently holds the orebody in trust pending compliance with the Bercy Accord is responsible for ensuring that the terms and conditions of the Bercy Accord are adhered to and the rights and obligations of the various parties to the Bercy Accord are recognized and carried out.

The first condition was satisfied in June 2005. In regard to the second condition, Falconbridge made a final submission of in excess of US$100 million in firm orders for the Koniambo project to the Entity on December 15. The Entity acknowledged the submission and has indicated the second condition is in the process of being reviewed and evaluated. While there can be no certainty about the decision of the Entity, Falconbridge expects that it will receive confirmation that the second condition of the Bercy Accord has been met prior to the January 1, 2006 deadline.

When these firm orders are accepted by the Entity, Falconbridge and SMSP will have completed the second and final step required under the Bercy Accord to initiate the transfer of the ownership of the Koniambo property to SMSP and Falconbridge.

Legal Challenge

In anticipation of the transfer of ownership of the Koniambo property to SMSP and Falconbridge, an application has been made by Eramet to the High Court of Justice in Paris to prohibit the Entity from proceeding with the transfer of ownership. Eramet is currently challenging the Entity's authority to transfer the Koniambo Property to SMSP/Falconbridge.

Falconbridge and SMSP intend to vigorously defend their rights under the Bercy Accord, and are confident that the authority of the Entity to proceed with the transfer of the Koniambo Property to their jointly held company, SAS Koniambo Nickel, will be confirmed by the High Court of Justice.

A court hearing on this matter is scheduled for December 26, 2005.

Background

The Koniambo ferronickel project is located in the Northern Province of New Caledonia, near the provincial capital of Kone. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

In 1998, Falconbridge entered into a joint-venture agreement with Societe Miniere du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Societe de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. By signing its joint-venture agreement with SMSP, Falconbridge became SMSP's approved industrial partner under the Bercy Accord, with titles to the Koniambo orebody held in escrow until the conditions of the Bercy Accord are met.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate", "will" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Falconbridge, to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed in Noranda's Annual Report on Form 40-F filed with the Securities and Exchange Commission. Falconbridge does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Falconbridge Limited
Denis Couture, Senior Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

or

Falconbridge Limited
Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com

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FALCONBRIDGE LIMITED AND SMSP AGREE TO TERMS FOR DEVELOPMENT OF KONIAMBO NICKEL PROJECT